

December 6, 2011

Via E-mail
J. Barry Watts
Chief Executive Officer
James River Holdings Corp.
2847 South Ingram Mill – Suite B100
Springfield, MO 65804

> **Re: James River Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed November 22, 2011**
> **File No. 333-176809**

Dear Mr. Watts:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1 of our letter dated October 6, 2011. In the forepart of the prospectus, please include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

2.   We note your response to comment 2 of our letter dated October 6, 2011 in which you indicate that your officers have decided to forgo the idea to form a community bank. However, we continue to note from your disclosure that you plan to "flip" properties. In light of this, your registration on Form S-11 may not be appropriate. Please explain to us why you believe you meet the eligibility requirements under General Instruction A to Form S-11 or, alternatively, choose an appropriate form for your registration statement.

3.   We note your response to comment 3 of our letter dated October 6, 2011, and we note that you have removed the legend from the cover page of the registration statement. Please add the prospectus subject to completion legend to the <u>prospectus cover page</u>. Please refer to Item 501(b)(10) of Regulation S-K.

Risk Factors, page 7

Multiple conflicts of interest exist…, page 8

We will require additional financing in order to implement our business plan…, page 9

4.   We note your response to comment 9 of our letter dated October 6, 2011, as well as your revised disclosure which states that you will need at least $50,000 in equity financing to implement your business plan but that you have not secured any bank financing. Please revise your disclosure to discuss in detail how your business plan will change if you do not secure the $50,000 in equity financing.

Use of Proceeds, page 17

5.   We note your response to comment 15 of our letter dated October 6, 2011 in which you indicate that you have not secured any financing agreements with Bank of America or Toronto Dominion Bank. Please remove the references to those banks. You may revise to state, if accurate, that you expect debt service to not exceed 8% per annum based on current market rates.

6.   We note your response to prior comment 19. Please tell us and disclose how you will account for the reimbursement of offering costs not yet incurred or paid should you be required to make such payments to Mr. Watts.

Director, Executive Officers, Promoters and Control Persons, page 24

7.   Please revise the first sentence of Mr. Watt's biographical paragraph on page 24 to clarify, if accurate, that you are providing Mr. Watt's information in this paragraph.

8.   It appears from the website www.jbarrywatts.com that J. Barry Watts is providing professional coaching services and financial planning with The Springfield Funds. However, we note that Mr. Watts' business experience, as disclosed on page 24, does not reflect this. Please revise or advise. In addition, to the extent applicable, please revise your disclosure where appropriate to discuss any related conflicts. Lastly, please confirm whether The Springfield Funds is the "private lending company" to which you refer on page 24. If so, please disclose as such.

9.   We note your response to comment 22 of our letter dated October 6, 2011. Please revise your disclosure regarding Mr. Watts' experience to describe his principal occupations and employment during the past five years, including the dates of employment for each. Please refer to Item 401(e) of Regulation S-K.

10. We note your response to comment 25 of our letter dated October 6, 2011. Please further revise your disclosure to identify the principal business of each of these entities.

11. We note you indicate on page 24 that Kelly Watts is Vice President and Director. We further note that Kelly Watts signs the registration statement as Treasurer. Please revise for consistency.

12. You indicate on page 5 that you have only one director. However, both Kelly Watts and Nola Peterson are listed as directors on page 24. Please revise to reconcile.

Description of Securities, page 26

13. We note you indicate on page 26 and throughout the document that your Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock. We further note that your certificate of incorporation, filed as exhibit 3.1, authorizes the issuance of 110,000,000 shares of common stock. Please revise to reconcile.

Description of Business, page 27

14. We note your added disclosure on page 28, as well as in footnote (5) on page 18 regarding Mr. Watts' new business opportunity in Christian, MO to buy acreage or provide financing for the purchase of single family homes. Please revise to clarify whether this opportunity was presented to this company or to one or more of the other companies owned by Mr. Watts.

Milestones, page 30

15. We note your response to comment 32 of our letter dated October 6, 2011 in which you have revised your disclosure to provide your company's plan of operations in greater detail. Please provide the estimated expenses associated with each milestone, and explain how the company intends to meet the milestones if it cannot receive the anticipated funding for each.

Board of Advisors, page 41

16. We note you have not responded to comment 39 of our letter dated October 6, 2011. We therefore reissue our prior comment. Please revise your disclosure to explain the role of your Board of Advisors.

Other Expenses of Issuance and Distribution, page 45

17. We note you have not revised your disclosure in response to comment 42 of our letter dated October 6, 2011. We therefore reissue our prior comment. We note you indicate on page 45 that the SEC registration fee is $25, legal fees and expenses are $20,000 and accounting fees and expenses are $3,500. We further note you indicate in the Calculation of Registration Fee Table on page 2 that the registration fee is $52.25. In addition, we

note that in the Use of Proceeds Table on page 17 you indicate that accounting fees are $2,500 and legal fees are $15,000. Please revise for consistency or explain.

Exhibits Index, page 46

Exhibit 23.1

18. We note that the consent from your registered independent public accounting firm is dated August 19, 2011. Within your next amended registration statement, please ensure that the consent date is consistent with the filing date of such amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

J. Barry Watts
James River Holdings Corp.
December 6, 2011
Page 5

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Adviser, at (202) 551-3758 or me at (202) 551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Adviser